UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Urgent.ly Inc.

(Name of Subject Company)

Urgent.ly Inc.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

916931207

(CUSIP Number of Class of Securities)

Matthew Booth

Chief Executive Officer

44927 George Washington Blvd, Suite 265, Office 209

Ashburn, VA 20147

(571) 350-3600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robert O’Connor, Esq.

Lianna C. Whittleton, Esq.

Brendan Ripley Mahan, Esq.

David G. Sharon, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

One Market Plaza, Spear Tower

Suite 3300

San Francisco, California 94105-1126

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Urgent.ly Inc., a Delaware corporation (“Urgently” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the offer (the “Offer”) by Medford Hawk, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Agero, Inc. (“Parent”), a Nevada corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Urgently Common Stock,” and the shares of Urgently Common Stock, “Shares”), for $5.50 per Share in cash, net to the holder thereof in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”). The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on March 30, 2026, by Parent and Purchaser (as amended or supplemented from time to time), and is made upon the terms and subject to the conditions as set forth in the related Offer to Purchase, dated March 30, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Urgently.

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given to them in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 2 is being filed to disclose certain updates as reflected below and should be read in conjunction with the Schedule 14D-9, and the Schedule 14D-9 should be read in its entirety.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(I)*	Text Message to Shareholders from D.F. King & Co., acting as Information Agent for the Offer.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2026

Urgent.ly Inc.

By:	/s/ Andrea Makkai
Andrea Makkai
Vice President, Finance and Accounting and Chief Accounting Officer